	Three Months Ended		Twelve Months Ended
	2/28/2013	2/29/2012	8/31/2012
Income before income tax provision	$1,860	$1,971	$3,376
Add:
Minority Interests	7	-	-
Fixed charges	651	614	1,260
Amortization of capitalized interest	3	3	6
Less: Capitalized interest	(4)	(5)	(9)
Earnings as defined	$2,517	$2,583	$4,633

Interest expense, net of capitalized interest	$60	$34	$94
Capitalized interest	4	5	9
Portions of rentals representative of the interest factor	587	575	1,157
Fixed charges as defined	$651	$614	$1,260

Ratio of earnings to fixed charges	3.87	4.21	3.68